UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       ELECTRONIC SENSOR TECHNOLOGY, INC.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   285835 10 4
                                 (CUSIP Number)


                                 Edward Staples
                               31194 La Baya Drive
                       Westlake Village, California 91362
                                  (818)292-8384
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2007
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



CUSIP No. 285835 10 4



-------------------------------------------------------------
1    NAME OF REPORTING PERSON                                     Edward Staples

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY
-------------------------------------------------------------
4    SOURCE OF FUNDS                                                          OO
-------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
-------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

    NUMBER OF   ---------------------------------------------
     SHARES      7    SOLE VOTING POWER                                2,333,836
  BENEFICIALLY        ---------------------------------------
    OWNED BY     8    SHARED VOTING POWER                                      0
       THE            ---------------------------------------
    REPORTING    9    SOLE DISPOSITIVE POWER                           2,333,836
   PERSON WITH        ---------------------------------------
                 10   SHARED DISPOSITIVE POWER                                0
                      ---------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                  2,333,836
-------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]
-------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    4.25%
-------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 IN
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ITEM 1. SECURITY AND ISSUER


This Schedule 13D/A relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Electronic Sensor Technology, Inc., a Nevada corporation (the "Issuer"), held by the person identified herein. The address of the principal executive office of Issuer is 1077 Business Center Circle, Newbury Park, California 91320.


ITEM 2. IDENTITY AND BACKGROUND


This Schedule 13D/A is filed by Edward Staples, a United States citizen (Dr. Staples is sometimes referred to herein as "Reporting Person").



Dr. Staples retired from the company effective on March 7, 2007.


The Reporting Person, and to the best knowledge of the Reporting Person has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Issuer was incorporated under the laws of the state of Nevada as Bluestone Ventures Inc. ("Bluestone") on July 12, 2000. Issuer changed its name to Electronic Sensor Technology, Inc. on January 26, 2005 in connection with the acquisition by merger of the parent companies of Electronic Sensor Technology, L.P. (the acquisition, as more fully described below, referred to herein as the "Transaction").

     On February 1, 2005, pursuant to the terms of an Agreement and Plan of Merger by and among Issuer, Amerasia Technology, Inc. ("Amerasia Technology") holder of approximately 55% of the partnership interests of Electronic Sensor Technology, L.P., L&G Sensor Technology, Inc. ("L&G Sensor Technology") holder of approximately 45% of the partnership interests of Electronic Sensor Technology, L.P., Amerasia Acquisition Corp., a wholly-owned subsidiary of Issuer, and L&G Acquisition Corp., a wholly-owned subsidiary of Issuer, Issuer acquired 100% of the outstanding equity partnership interests of Electronic Sensor Technology, L.P. Under the Agreement and Plan of Merger:

     (i) Amerasia Technology merged with and into Amerasia Acquisition Corp. such that it became a wholly-owned subsidiary of Issuer;

     (ii) L&G Sensor Technology merged with and into L&G Acquisition Corp. such that L&G Sensor Technology became a wholly-owned subsidiary of Issuer;

     (iii) as a result of the mergers of (i) and (ii), Issuer indirectly acquired the partnership interests of Electronic Sensor Technology, L.P.; and

     (iv) Issuer issued 20,000,000 shares of its Common Stock to the shareholders of Amerasia Technology and L&G Sensor Technology.

     Prior to the Transaction, Dr. Staples owned 30.21% of the outstanding shares of Amerasia Technology. Pursuant to the Agreement and Plan of Merger, Dr. Staples had the right to receive 3,081,420 shares of Bluestone common stock inexchange for his shares of Amerasia Technology and such shares were issued to Dr. Staples.


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

     Prior to the Transaction, Electronic Sensor Technology, L.P. entered into Debt Conversion Agreements with holders of its outstanding debt, including
Dr. Staples and Amerasia Technology. Pursuant to the Debt Conversion Agreement with Dr. Staples, Electronic Sensor Technology, L.P. agreed to convert $399,643 of debt into the right to receive 399,643 shares of Bluestone common stock and a warrant to purchase 199,822 shares of Bluestone common stock at $1.00 per share, exercisable only if the trading price of such stock is at least $1.50 per share. Pursuant to the Debt Conversion Agreement with Amerasia Technology, Electronic Sensor Technology, L.P. agreed to convert $952,577 of debt into the right to receive 952,577 shares of Bluestone common stock and warrants to purchase 476,289 shares of Bluestone common stock at $1.00 per share, exercisable only if the trading price of such stock is at least $1.50 per share. Following the Transaction, Issuer issued such common stock and warrants to the former debtholders of Electronic Sensor Technology, L.P., of which Dr. Staples received
(i) 399,643 shares and a warrant to purchase 199,822 shares by virtue of the debt owed to Dr. Staples and (ii) 287,773 shares and a warrant to purchase 143,867 shares, which represented Dr. Staples's portion of the shares and warrants received by Amerasia Technology and distributed to its shareholders.

     Dr. Staples was granted an option to purchase 100,000 limited partnership interests of Electronic Sensor Technology, L.P. at $1.00 per limited partnership interest on December 31, 2003. Such option was terminated, pursuant to a Termination Agreement, in connection with the Transaction and was replaced with an option to purchase 100,000 shares of Common Stock at $1.00 per share.

     The summary descriptions contained in this Schedule 13D of the Agreement and Plan of Merger and other related agreements and documents do not purport to be complete and are qualified in their entirety by reference to the complete texts of such agreements and documents listed in Item 6 and incorporated herein by reference.


ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person engaged in the Transaction (as described in Item 3 above) based on the belief that the transaction would, among other things, (a) provide the Issuer's business with increased access to capital, (b) enhance the competitive position of the Issuer's business and (c) allow the Issuer's business to expand its research and development, product commercialization and manufacturing efforts.

     The Reporting Person has no plans or proposals of the types set forth in clauses (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


(a), (b) There were 54,955,687 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding as of the close of business on August 7, 2007. Each shareholder is entitled to one vote for each share of Common Stock on all matters submitted to a shareholder vote. As of the date hereof, Dr. Staples has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and sole power to vote and sole dispositive power over
(i) 2,777,525 shares of Common Stock which represent approximately 4.25% of the shares of Common Stock deemed to be issued and outstanding as of August 7,2007
(c). Since the original filing of 13D the reporting person has effected the following sales of shares of Common stock in open market transactions:



   Date           Price per Share     No. of Shares Sold
--------------------------------------------------------
7/23/2007               0.18                120,000
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7/24/2007               0.18                250,000
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7/25/2007               0.19                120,000
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7/26/2007               0.18                 55,000
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8/2/2007                0.17                 60,000
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8/6/2007                0.15                 40,000
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8/13/2007               0.14                230,000
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8/14/2007               0.10                 50,000
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8/22/2007               0.12                190,000
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8/23/2007               0.13                 50,000
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8/24/2007               0.11                 70,000
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8/30/2007               0.10                 50,000
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9/4/2007                0.09                100,000
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9/10/2007               0.09                150,000


(d) Not applicable.

(e) Not applicable.

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


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As part of the Transaction, Dr. Staples entered into or approved the following agreements:

     (a) Agreement and Plan of Merger, dated as of January 31, 2005, by and among Bluestone Ventures Inc., Amerasia Acquisition Corp., L&G Acquisition Corp., Amerasia Technology Inc., and L&G Sensor Technology, Inc. (incorporated by reference from Exhibit 10.1 of Issuer's Form 8-K filed on February 7, 2005), the form of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

     (b) Termination Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Edward Staples, attached hereto as Exhibit 99.2 and incorporated herein by reference, pursuant to which all prior option agreements by and between Electronic Sensor Technology, L.P. and Edward Staples were terminated and replaced with an option to purchase shares of Bluestone.

     (c) Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Edward Staples, attached hereto as Exhibit 99.3 and incorporated herein by reference, pursuant to which the debt owed by Electronic Sensor Technology, L.P. to Edward Staples was converted into the right to receive securities of Bluestone.

     (d) Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Amerasia Technology, Inc., attached hereto as
Exhibit 99.4 and incorporated herein by reference, pursuant to which the debt owed by Electronic Sensor Technology, L.P. to Amerasia Technology, was converted into the right to receive securities of Bluestone.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


NONE
                              *        *        *



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


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: September 17, 2007              /s/ Edward Staples
                                      ------------------------------------------
                                      Edward Staples








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